Exhibit 99.1
Le Gaga Holdings Limited Announces Date of Annual General Meeting
HONG KONG, August 15, 2011 — Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced that its annual general meeting will be held at 10:30 am (China Standard Time) on September 19, 2011 at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.
The primary agenda of the meeting is to re-elect Mr. Shing Yung Ma and Mr. Chung Bong Pang as the Company’s directors, to elect Ms. Yaping Si as a director of the Company and to appoint KPMG as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2012.
Only shareholders of record at the close of business on August 8, 2011 are entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository. Shareholders are cordially invited to attend the annual general meeting.
A notice of the annual general meeting describing the matters to be considered at the meeting is available online at http://www.legaga.com.hk. The Company’s 20-F for the year ended March 31, 2011 is also available online.
Shareholders of the Company may receive a hard copy of 20-F free of charge upon request. Please send e-mail request to jing.bian@legaga.com.hk and provide your complete mailing and contact details.
About Le Gaga Holdings Limited (NASDAQ: GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.
The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.
For further information, please contact:
PR China
Jane Liu
Tel: (852) 2522 1838
Email: jliu@prchina.com.hk
Henry Chik
Tel: (852) 2522 1368
Email: hchik@prchina.com.hk